

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 11, 2011

Via U.S. Mail

Gregory W. Hunt
Treasurer
YCC Holdings LLC
16 Yankee Candle Way
South Deerfield, MA 01373

>   **Re: YCC Holdings LLC**
>   **Registration Statement on Form S-4**
>   **Filed: April 14, 2011**
>   **File No.: 333-173505**
>
>   **Yankee Holding Corp.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011**
>   **Filed: March 31, 2011**
>   **File No.: 333-141699-05**

Dear Mr. Hunt:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

YCC Holdings LLC
Form S-4

General

1. We note that you are registering the new 10.25/11% Senior Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-

Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Prospectus Cover Page

2. Please revise the amount of securities to be offered to include the amount of PIK notes subject to the registration statement. See Item 501(b)(2) of Regulation S-K. Please make a similar change in the introductory paragraph of the prospectus cover page.

3. Please revise your disclosure here to indicate that YCC Holdings is issuing the securities in conjunction with Yankee Finance, its wholly-owned subsidiary, on a joint and several basis. We note your disclosure in Note 23, page F-32 of your consolidated financial statements. Please address this comment elsewhere in the prospectus where the issue arises.

Terms of the Exchange Notes

4. In the third bullet point, briefly indicate that the terms of the PIK notes will be substantially similar to the exchange notes and cross-reference the section of the prospectus where you provide a detailed description of their terms.

Prospectus Summary, page 1

Our Company, page 1

5. Please disclose that you are a holding company controlled by Madison Dearborn, and that you conduct your business through your operating subsidiaries.

Market and Industry Data, page 4

6. We note your statements relating to industry and market data used in the prospectus. For example, you state that neither you nor the initial purchasers have independently verified the third-party data and that you make no representations as to the accuracy of the information contained in such data. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

7. If true, please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee. In

this regard, we note not only the information published by Kline & Company, but also your reference to a study conducted by an independent market research firm (see the "Wholesale Operations" discussion on page 71).

Equity Sponsor, page 4

8. Please provide a brief description of the transaction by which Madison Dearborn obtained control of the public company.

Summary of the Exchange Offer, page 5

Shelf Registration Statement, page 7

9. Please cross-reference here your "Shelf Registration" discussion on page 42 to alert investors of the limited circumstances pursuant to which you will be required to file a shelf registration statement to cover the Old Notes.

Summary Historical Consolidated Financial Data, page 12

10. In a similar manner to your disclosures on pages ii and 9, please disclose that Yankee Finance, Inc. is 100% owned and that the Exchange Notes will not be guaranteed. Please also provide these disclosures in the subsequent events note to the financial statements on page F-32.

Risk Factors, page 14

If we lose our senior executive officers, or are unable to attract and retain the talent required for our business, our business could be disrupted…, page 19

11. Because this risk factor appears generic and applicable to any company and industry, please remove or revise the risk factor to explain in more detail your dependence on management.

Ratio of Earnings to Fixed Charges, page 32

12. Please file an exhibit to show how you calculated the ratios of earnings to fixed charges. Refer to Instruction 3 to Item 503(d) of Regulation S-K and Item 601(b)(12) of Regulation S-K.

Exchange Offer, page 33

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 34

13. You disclose that any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or

written notice. Please advise us as to how oral notice of any extension termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

14. We note that you reserve the right to delay accepting any unregistered notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). If you are referring to the right to delay acceptance only due to an extension to the exchange offer, so state.

Conditions to the Exchange Offer, page 38

15. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid references such as "proposed" or "threatened" actions, or prospective changes which have "been threatened in [your] business "as it is unclear how they could be objectively determined.

16. We note your disclosure at the end of the penultimate paragraph on page 40. Please revise your disclosure to indicate that, in the event of a material change in the offer, similar to a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change or waiver of a material condition.

Capitalization, page 44

17. Please clearly show in the notes to the capitalization table how you arrived at each adjusted amount. For example, it is not clear how you arrived at the adjusted members' equity amount of $230.8 million based on the items listed in note 5. Please also disclose why there was no net impact to cash as a result of these transactions.

18. Please separately present each component of total members' equity in a similar manner to your historical balance sheets on page F-3.

19. In a note to the capitalization table, please disclose your historical and pro forma net income for the latest fiscal year and most recent interim period, if applicable. Pro forma net income should assume that the notes had been issued at the beginning of the latest fiscal year. Please also disclose the nature of any adjustments made to arrive at pro forma net income as well as show how you arrived at the adjustment amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 47

Valuation of Long-Lived Assets, Including Intangibles, page 47

20. In regards to your impairment considerations for property and equipment as well as tradenames, please expand your disclosures to address the following:

- Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28;

- Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

- To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total members' equity, please provide the following disclosures related to those assets or asset groups:

  o The percentage by which the undiscounted cash flows exceed the carrying value;

  o The carrying value of these assets;

  o A description of the assumptions that drive the undiscounted cash flows;

  o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

  o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources

Credit Facility, page 64

21. In your disclosures of the financial covenant contained in the credit facility, you describe the measure used to calculate the covenant as both consolidated EBITDA

and consolidated adjusted EBITDA. Given that the measure used to determine covenant compliance does not appear to be EBITDA as is commonly defined, please consistently use consolidated adjusted EBITDA to describe this amount here and elsewhere throughout the filing.

Business, page 70

22. Please balance the information regarding sales and growth in each of your reporting segments by discussing respective changes to your level of indebtedness.

Management, page 77

Directors, Executive Officers and Key Employees, page 77

23. Please complete Mr. Fontana's biographical information for the 2007-2009 period. In addition, please revise Ms. Sullivan's biographical information to include relevant disclosure about her qualifications and the particular areas of her expertise. Refer to Item 401(e)(1) of Regulation S-K.

Executive and Manager Compensation, page 82

Overview of Compensation and Process, page 83

24. To provide the investors with a better understanding of your compensation practices, please elaborate on the effects that the compensation committee's practice of weighing "more heavily" the total cash compensation than the total compensation has had on the actual compensation of the company's executive officers as compared to that of the peer group companies.

Funding the MIP Pool, page 86
Individual Awards Under MIP, page 87

25. Please disclose how the size of the MIP pool is calculated, the actual size of the 2010 MIP pool, as well as the threshold and maximum amounts (expressed as a percentage of salary) of the individual awards for each executive officer. In addition please disclose how the compensation committee determined the actual amount of the 2010 awards. We note that your "Management Incentive Plan" discussion on page 95 does not provide any details regarding the calculations of these amounts. Please see Item 402(b)(1)(v) of Regulation S-K.

26. With respect to the 20% of the target award for each corporate and business unit participant which is based upon individual performance, please disclose the pre-determined key performance objectives for each named executive officer and how the compensation committee determined achievement of these objectives. To the

extent that the compensation committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Employment Contracts, page 94
Craig W. Rydin, page 94

27. To the extent that Mr. Rydin's September 15, 2006 severance agreement represents a document different from the form of severance agreement filed as Exhibit 10.11 to the registration statement, please file Mr. Rydin's original severance agreement as an exhibit with your next amendment.

Security Ownership of Principal Shareholders and Management, page 108

28. Please revise the introductory paragraph to reflect that the exchange of interest in Yankee Candle Investments has already occurred. We note your disclosure in the last paragraph on page ii of the prospectus.

Certain Relationships and Related Party Transactions, page 110

Registration Rights Agreement, page 111

29. Please file the registration rights agreement entered in connection with the merger transactions as an exhibit with your next amendment.

Related Party Approval Policy, page 111

30. Please tell us what consideration you have given to filing the Capital Source agreement as an exhibit to the registration statement.

Where You Can Find Additional Information, page 180

31. Please revise the second paragraph to state that following the offering you will be subject to the reporting requirements of Section 15(d) of the Exchange Act of 1934.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

General

32. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Refer to ASC 605-50-45. Please also discuss in MD&A any significant estimates resulting from these arrangements.

33. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Sales Recognition, page F-7

34. Revenue is recognized at the time the product is received by the customer, unless the customer does not bear the risk of loss, due to your practice of absorbing risk of loss in the event of damaged or lost shipments. Please clarify in which situations the customer does not bear the risk of loss and when you record revenue in these situations.

Note 16. Commitments and Contingencies, page F-27

Leases, page F-27

35. Several of your leases contain rent escalation clauses, which you state are accounted for under ASC 840. Please specifically disclose how you account for these step rent provisions as well as any capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with ASC 840.

Note 19. Segments of Enterprise and Related Information, page F-29

36. If any amounts in the unallocated/corporate/other column represent the elimination or reversal of transactions between reportable segments, please present them separately. Please also expand your segment MD&A to separately

discuss with quantification business reasons for significant changes between periods in the unallocated/corporate/other amounts.

37. You state that your wholesale and international reporting units have been aggregated into one reporting segment in accordance with ASC 350. Given that there are separate presidents for your retail, wholesale, and international divisions according to page 77, it appears that you have three operating segments. It also appears that the wholesale and international operating segments, rather than reporting units, are aggregated into one reportable segment in accordance with ASC 280. If so, please revise your disclosures to refer to operating segments instead of reporting units and to refer to the correct accounting literature. Please also tell us how you determined that you met the aggregation criteria set forth in ASC 280-10-50-11. As a part of your response, please ensure that you specifically demonstrate how you determined that these two operating segments have similar economic characteristics.

Note 23. Subsequent Event, page F-32

38. Please disclose the date through which subsequent events have been evaluated and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Part II – Information Not Required in Prospectus, page II-1

Exhibits and Financial Statement Schedules, page II-3

39. We note that you have not filed the exhibits and the schedules to the Credit Agreement dated February 6, 2007 (Exhibit 10.1). Please file the complete copy of the agreement with your next amendment.

40. We note that the information in the Schedule of Unitholders in the Unitholders Agreement (Exhibit 10.18) has been redacted. Please advise, or otherwise file a complete copy of this agreement with your next amendment. To the extent that you consider that disclosure of such information would cause you competitive harm, you may request confidential treatment pursuant to Securities Act Rule 406 (17 CFR 230.406) containing an analysis of the applicable exemption(s) from disclosure under the Commission's rules and regulations adopted under the Freedom of Information Act. For guidance, please see Staff Legal Bulletin 1 (Feb. 28, 1997) and its addendum (July 11, 2001).

Exhibit 5.1 – Opinion of Kirkland & Ellis LLP

41. We note counsel's statement, among others, that counsel does not express any opinion as to the applicability of, compliance with, or effect of public policy considerations that may limit the rights of parties to obtain "certain remedies" (see

clause (iii) in the second paragraph of page two of the opinion). Please tell us supplementally why these matters are not already covered by the exceptions to the general principles of equity set forth in clause (ii) of the same paragraph. We may have additional comments upon review of your response.

42. Please have counsel revise the third paragraph on page two of the opinion to remove the assumption that the PIK notes will be issued in exchange for the Old Notes. We note that the definition of the "Exchange Notes" includes the PIK notes.

Signatures, pages II-8 and II-10

43. Please have the registration statement signed by the principal financial officer and the controller or the chief accounting officer of each issuer. See Instruction 1 to Signatures on Form S-4.

Yankee Holding Corp.
Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011

44. To the extent applicable, please address the above comments in future filings.

45. Please ensure that the future filings are also signed by the controller or the principal accounting officer. See General Instruction D(2)(a) of the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via facsimile @ (312) 862-2200**

Carol Anne Huff, Esq.
Kirkland & Ellis LLP